UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G6333L 101

(CUSIP Number)

Mark DiPaolo

Senior Partner and General Counsel

Sarissa Capital Management LP

660 Steamboat Road

Greenwich, CT 06830

203-302-2330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6333L 101	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G6333L 101	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander J. Denner, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G6333L 101	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Offshore Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G6333L 101	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Catapult Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G6333L 101	13D	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Hawkeye Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G6333L 101	13D	Page 7 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sarissa Capital Master Fund II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G6333L 101	13D	Page 8 of 9 Pages

Item 1. Security and Issuer.

This statement constitutes Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to the ordinary shares of common stock, nominal value $0.01 per share (the “Ordinary Shares”), of Iterum Therapeutics plc, an Irish public limited company (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2020 (the “Initial Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

Dr. Denner, Sarissa Capital and the Sarissa Funds (each as defined below and, collectively, the “Reporting Persons”) beneficially owned $15,00,000 principal amount of the Issuer’s 6.500% Exchangeable Senior Subordinated Notes due 2025 (the “Exchangeable Notes”), which became exchangeable into the Issuer’s Ordinary Shares at the option of the holder on January 21, 2021. On February 11, 2021, all of the Exchangeable Notes held by the Reporting Persons (inclusive of accrued interest) were exchanged for 20,619,949 Ordinary Shares. As a result of the exchange (i) Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership (“Sarissa Offshore”), was the direct beneficial owner of 12,126,791, (ii) Sarissa Capital Catapult Fund LLC, a Delaware limited liability company (“Sarissa Catapult”) was the direct beneficial owner of 4,727,467 Ordinary Shares, (iii) Sarissa Capital Hawkeye Fund LP, a Delaware limited partnership (“Sarissa Hawkeye”) was the direct beneficial owner of 3,520,513 Ordinary Shares and (iv) Sarissa Capital Master Fund II, a Delaware limited partnership (“Sarissa Master II” and, together with Sarissa Offshore, Sarissa Catapult, and Sarissa Hawkeye, the “Sarissa Funds”) was the direct beneficial owner of 245,178 Ordinary Shares.

Following the exchange, on February 11, 2021 and February 12, 2021 the Reporting Persons sold all of the Ordinary Shares held thereby in open market transactions as described in Item 5 of this Amendment No 1.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Schedule 13D is hereby by adding the following:

(a) As of the close of trading on February 12, 2021, the Reporting Persons no longer beneficially own any Ordinary Shares.

(c)

The disclosure in Item 4 of this Amendment No. 1 is incorporated herein by reference.

On February 11, 2021, the Reporting Persons sold, in the aggregate 10,000,000 Ordinary Shares at a volume weighted average price of $2.59 per share. These shares were sold in multiple open market transactions at prices ranging from $2.58 to $2.70. Of the aggregate amount of Ordinary Shares sold on February 11, 2021 by the Reporting Persons (i) Sarissa Offshore sold 5,881,300 Ordinary Shares, (ii) Sarissa Catapult sold 2,292,700 Ordinary Shares, (iii) Sarissa Hawkeye sold 1,707,300 Ordinary Shares and (iv) Sarissa Master II sold 118,700 Ordinary Shares.

On February 12, 2021, the Reporting Persons sold, in the aggregate 10,619,949 Ordinary Shares at a volume weighted average price of $2.27 per share. These shares were sold in multiple open market transactions at prices ranging from $2.24 to $2.27. Of the aggregate amount of Ordinary Shares sold on February 12, 2021 by the Reporting Persons (i) Sarissa Offshore sold 6,245,491 Ordinary Shares, (ii) Sarissa Catapult sold 2,434,767 Ordinary Shares, (iii) Sarissa Hawkeye sold 1,813,213 Ordinary Shares and (iv) Sarissa Master II sold 126,478 Ordinary Shares.

The Reporting Persons undertake to provide any securityholder of the Issuer, the Issuer or the SEC Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges described in this Amendment No. 1.

Other than as set forth in this Amendment No. 1, no transactions in respect of the Ordinary Shares were effected by the Reporting Persons in the last sixty days.

(e) Following the transactions reported in this Amendment No. 1, the Reporting Persons ceased to be beneficial owners of five percent of the Issuer’s Ordinary Shares.

CUSIP No. G6333L 101	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SARISSA CAPITAL MANAGEMENT LP

/s/ Mark DiPaolo Insert Name

General Counsel Insert Title

February 12, 2021 Insert Date

SARISSA CAPITAL MASTER FUND LP

/s/ Mark DiPaolo Insert Name

Authorized Person Insert Title

February 12, 2021 Insert Date

SARISSA CAPITAL MASTER FUND II LP

/s/ Mark DiPaolo Insert Name

Authorized Person Insert Title

February 12, 2021 Insert Date

SARISSA CAPITAL CATAPULT FUND LLC

/s/ Mark DiPaolo Insert Name

Authorized Person Insert Title

February 12, 2021 Insert Date

SARISSA CAPITAL HAWKEYE FUND LP

/s/ Mark DiPaolo Insert Name

Authorized Person Insert Title

February 12, 2021 Insert Date

/s/ Alexander J. Denner Alexander J. Denner